

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2010

Mr. David LaDuke
President and Chief Executive Officer
Sputnik Enterprises, Inc.
650 5th Street, Suite 301
San Francisco, CA 94107

> **Re: Sputnik Enterprises, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2009**
> **Filed March 25, 2010**
> **Form 10-Q for the Quarterly Period ended March 31, 2010**
> **Filed May 13, 2010**
> **File No. 000-52366**

Dear Mr. LaDuke:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you have included on the facing page of the Form 10-K, the file number 000-52948 and on the facing pages of the Form 10-Q's for the quarters ended March 31, 2010, June 30, 2010, and September 30, 2010, the file number 333-126158, when the file number currently assigned to you in EDGAR is 000-52366. Please confirm your understanding regarding your current Commission File Number and confirm that you will use the current file number when filing periodic reports in the future. Alternatively, please tell us why you believe it is appropriate to use a file number that is different from the one currently assigned to you.

Form 10-K for the Fiscal Year ended December 31, 2009

Statements of Operations, page F-4

2.   Please tell us and disclose in your inception to date column, the beginning date that you
        determined that you re-entered the development stage. In this regard, we note that certain
        line items are not included in this column, for example, loss from discontinued
        operations. Similar concerns apply to your statements of cash flows.

Form 10-Q for the Quarterly Period ended March 31, 2010

Item 4. Controls and Procedures

Changes in Internal Control Over Financial Reporting, page 9

3.   We note your statement that you have determined that there was no change in your
        internal control over financial reporting during the quarter ended March 31, 2010. In
        light of the fact that you determined that your disclosure controls and procedures and
        your internal control over financial reporting were not effective as of December 31, 2009
        as disclosed on page 7 of your Form 10-K; but now, as of March 31, 2010, you have
        concluded that your disclosure controls and procedures were effective, it is unclear how
        you determined that there were no changes in your internal control over financial
        reporting that has materially affected your internal control over financial reporting.
        Please advise. Refer to Item 308T(b) of Regulation S-K.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 9

4.   We note your statement that "a control system, no matter how well conceived and
        operated, can provide only reasonable, not absolute, assurance…" If you are able to
        conclude that your disclosure controls and procedures were effective, please disclose that
        they were effective at the reasonable assurance level. In the alternative, remove the
        reference to the level of assurance of your disclosure controls and procedures. Please
        refer to Section II.F.4 of Management's Reports on Internal Control Over Financial
        Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC
        Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-
        8238.htm>.   Similar concerns apply to your disclosures in your Form 10-Q's for the
        quarterly periods ended June 30, 2010 and September 30, 2010.

Exhibit 31.1

5.   We note that you continue to refer to yourself as a "small business issuer" throughout this certification. Tell us why you continue to refer to yourself as a "small business issuer" rather than as a "registrant." Refer to Item 601(b)(31)(i) of Regulation S-K. Similar concerns apply to Exhibit 31.1 included in your Form 10-Q's for the quarterly periods ended June 30, 2010 and September 30, 2010.

6.   We note that you have omitted the introductory language referring to internal control over financial reporting in paragraph 4. Please amend your filing accordingly. Refer to Exchange Act Rule 13a-14(a). Similar concerns apply to Exhibit 31.1 attached to your Form 10-Q's for the quarterly periods ended June 30, 2010 and September 30, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

Stephen Krikorian
Accounting Branch Chief